Greenberg Traurig

February 14, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Phytopharm plc (the "Issuer")
File Number 82-34798

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in the United Kingdom:

1. February 2, 2005 notice "Offering to Raise 23.9 Million Pounds Sterling"

2. Undated press release.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166
Tel 212.801.9200 | Fax 212.801.6400
www.gtlaw.co

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

For immediate release

Phytopharm plc

The Board of Phytopharm plc (the "Company") notes the recent share price movement and press speculation.

The Company confirms that following recent positive events it is in advanced discussions to raise additional finance by way of a material equity placing and open offer to further develop and exploit the potential of its product candidates.

Enquiries:

Financial Dynamics
David Yates/Ben Atwell
Tel: +44 20 7831 3113

Phytopharm plc

File No. 82-34798

Offering to raise £23.9 million

On February 2, 2005, Phytopharm plc ("**Phytopharm**") announced that it proposes to raise approximately £23.9 million (approximately £21.6 million net of expenses) through an offering (the "**Offering**") comprising an aggregate of 13,261,446 new ordinary shares (the "**New Ordinary Shares**") at the issue price of 180p per New Ordinary Share.

The Offering is conditional, among other things, on the passing of a resolution to be proposed at the Extraordinary General Meeting of Phytopharm to be held on February 25, 2005.

Phytopharm plans to use the proceeds of the Offering, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline, and resources permitting, to expand its pipeline as and when opportunities arise.

The New Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The New Ordinary Shares have not been registered under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in Canada, Australia, the Republic of Ireland or Japan, or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.